Exhibit 21

Subsidiaries of Gaming and Leisure Properties, Inc. (a Pennsylvania corporation)

Name of Subsidiary	State or Other Jurisdiction of Incorporation
CCR PA Racing, LLC	Pennsylvania
GLP Capital Partners, LLC	Pennsylvania
GLP Capital, L.P.	Pennsylvania
GLP Holdings, Inc.	Pennsylvania
GLP Financing I, LLC	Delaware
GLP Financing II, Inc.	Delaware
GLP Midwest Properties I, LLC	Delaware
Gold Merger Sub, LLC	Delaware
Louisiana Casino Cruises, Inc. (d/b/a Hollywood Casino Baton Rouge)	Louisiana
Morgantown Real Property, LLC	Delaware
PA Meadows, LLC	Delaware
Penn Cecil Maryland, Inc. (d/b/a Hollywood Casino Perryville)	Maryland
SE Inlet Properties, LLC	Delaware
Tropicana LV, LLC	Delaware
WTA II, LLC	Delaware